United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

May 2024

Vale S.A.

Praia de Botafogo nº 186, 18º andar, Botafogo
22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒ Form 40-F ☐

Communication of transaction with related party

Rio de Janeiro, May 20, 2024 – Vale S.A. ("Vale" or "Company"), in accordance with Article 33, item XXXII, of CVM Resolution No. 80, dated March 29, 2022, hereby announces the following transaction with a related party:

Related party’s name	Vale International SA (“VISA”) and Mitsui & Co., Ltd (“Mitsui”)
Relationship with the issuer	Mitsui is a shareholder with significant influence in Vale, and VISA is a company controlled by Vale.
Transaction date	05/10/2024
Object of the contract	Commercial transaction for the sale of iron ore by VISA to Mitsui.
Duration of the object of the contract	05/01/2024 to 03/31/2025
Issuer’s contractual position	Creditor
Amount involved in the transaction	The total estimated value of this contract is approximately US$86 million (R$424 million).
Existing outstanding balance	None related to this transaction.
Main terms and conditions

Sale of a total volume of 550,000 WMT (wet metric tons) of iron ore (BRBF) by VISA to Mitsui, with a mutual option to add 250,000 WMT to the total volume during the term of the contract.

If VISA or Mitsui fail to comply with the contractual obligations and does not remedy them within a reasonable period agreed between the parties, the impacted party may terminate the contract after 10 (ten) business days of written notice without a fine for VISA.

VISA will be responsible for the taxes/fees/licenses required up to the agreed place of export and Mitsui responsible for these costs after this stage of the transaction.

Justification of the reasons why the issuer’s management considers that the transaction has met commuting conditions or provides for adequate compensatory payment

The price of the transaction, that will be at market conditions, will fully follow the pricing model for the BRBF product, following Vale's commercial policies, which apply equally to transactions with related and unrelated parties.

Long-term sales contracts (LTC) follow a competitive process and are always carried out under market conditions.

Eventual participation of the counterparty, its partners, or administrators in the issuer's decision-making process regarding the transaction or negotiation of the transaction as representatives of the issuer, describing these interests.	As part of the decision-making process, the transaction was carried out in strict compliance with the Related Party Transactions Policy and Conflict of Interest of the Company (“Policy”). The material was deliberated by the Board of Directors, and, as established in the Policy, among other actions, once the conflict of interests of a member of the Board of Directors was identified, he did not receive any documentation or information pertinent to the material nor did he participate in the discussions of such matter in Vale's governance bodies, with the deliberation being drawn up in separate minutes recording the absence of the board member in question.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A. (Registrant)

	By:	/s/ Thiago Lofiego
Date: May 20, 2024		Director of Investor Relations